UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009
Commission File Number 001-15246

LLOYDS BANKING GROUP plc

_______________________________

25 Gresham Street
London EC2V 7HN
United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F               ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes                          ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
n/a

60/09	8 June 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM CANADA, HONG KONG, JAPAN, MALAYSIA, THAILAND OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

LLOYDS BANKING GROUP ANNOUNCES THE SUCCESSFUL COMPLETION OF THE PLACING AND COMPENSATORY OPEN OFFER AND PLACEMENT OF ALL NON ACCEPTED SHARES

Lloyds Banking Group plc (the “Company”) announces that the joint bookrunners have today procured placees for all of the 1,365,380,615 Open Offer Shares (representing approximately 13 per cent of the total number of Open Offer Shares) for which valid acceptances were not received under the Compensatory Open Offer (the “Rump”), at a price of 60 pence per Open Offer Share, a premium of 21.57 pence to the Issue Price of 38.43 pence per share.

As previously communicated, the net proceeds from the placing of such Open Offer Shares (other than the fractional Open Offer Entitlements) in excess of the Issue Price (plus associated expenses) will be remitted on a pro rata basis to those Registered Shareholders who did not (or were deemed not to) take up, or were otherwise treated as not having taken up, their Open Offer Entitlements, save that amounts of less than £3.00 per holding will not be so paid but will be aggregated and donated to charity (the British Heart Foundation). The fractional Open Offer Entitlements were aggregated and placed for the benefit of the Company.

Eric Daniels, Group Chief Executive, Lloyds Banking Group, said: "We would like to thank our investors for their support for our successful Placing and Compensatory Open Offer. We believe our shareholders will welcome the removal of the dividend blocker and the £480 million annual saving now we are redeeming the HMT preference shares. The focus of our management team continues to be on ensuring a successful integration and delivering significant benefits for our shareholders in the medium to longer term."

Each of the Lloyds Banking Group Directors has taken up his or her Open Offer Entitlement in full.

Due to the take up under the Compensatory Open Offer by Lloyds Banking Group qualifying shareholders and following the placing of the Rump by the joint bookrunners, HM Treasury’s holding in Lloyds Banking Group as a result of the Placing and Compensatory Open Offer remains unchanged at approximately 43.4 per cent of the enlarged issued ordinary share capital of the Company.

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH

For further information:

Investor Relations
Michael Oliver	+44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe	+44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Shane O’Riordain	+44 (0) 20 7356 1849
Group Communications Director
Email: shane.o’riordain@lloydsbanking.com

This announcement does not constitute a prospectus or prospectus equivalent document. This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

The Prospectus is available to eligible shareholders on the website of Lloyds Banking Group (www.lloydsbankinggroup.com) and in hard copy from Lloyds Banking Group’s registered office. Copies of the Prospectus are also available for viewing at the Document Viewing Facility of the FSA (25 The North Colonnade, London E14 5HS) and is available for inspection at Lloyds Banking Group’s registered office (Henry Duncan House, 120 George Street, Edinburgh EH2 4LH) as well as at the offices of Linklaters LLP (One Silk Street, London EC2Y 8HQ) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until Admission.

This announcement is not for distribution, directly or indirectly, in or into Canada, Hong Kong, Japan, Malaysia, Thailand or any other state or jurisdiction in which it would be unlawful to do so. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

The Lloyds Banking Group Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Lloyds Banking Group Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.